Page 1 of 10

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        Cadus Pharmaceutical Corporation
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    127639102
                                    ---------
                                 (CUSIP Number)

                          Bristol-Myers Squibb Company
                                 345 Park Avenue
                               New York, NY 10154
                                 (212) 546-4000
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 17, 1996
                                  -------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with this Statement:  |X|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


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                                                                   Page 2 of 10

                                  SCHEDULE 13D

- ----------------------------------

CUSIP No. 127639102
- ----------------------------------

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                BRISTOL-MYERS SQUIBB COMPANY
                I.R.S. Employer Identification Number 22-079-0350
- --------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                 (b) |X|
- --------------------------------------------------------------------------------
     3   SEC USE ONLY
- --------------------------------------------------------------------------------
     4   SOURCE OF FUNDS
                                    WC
- --------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   |_|
         PURSUANT TO ITEMS 2(d) or 2(e)
- --------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
- --------------------------------------------------------------------------------
NUMBER OF                   7       SOLE VOTING POWER
 SHARES                                  2,061,673
BENEFICIALLY                8       SHARED VOTING POWER
 OWNED BY                           0
  EACH                      9       SOLE DISPOSITIVE POWER
 PERSON                                  2,061,673
  WITH                     10       SHARED DISPOSITIVE POWER
                                    0
- --------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    2,061,673
- --------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  |_|
- --------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

                                    17.1%
- --------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON
                                    CO


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CUSIP No. 127639102                                                Page 3 of 10

Item 1.      Security and Issuer.
             -------------------
             The class of equity securities to which this Statement relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of Cadus Pharmaceutical Corporation, a Delaware corporation (the "Issuer"), which has its principal executive offices at 777 Old Saw Mill River Road, Tarrytown, NY 10591-6705.

Item 2.       Identity and Background.
              -----------------------
              This Statement is being filed by Bristol-Myers Squibb Company, a Delaware corporation (the "Company"). The Company conducts its principal business and maintains its principal office at 345 Park Avenue, New York, NY 10154. The Company is a diversified, worldwide health and personal care company whose principal businesses are pharmaceuticals, consumer products, nutritionals and medical devices.
              The name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Company is set forth on Schedule A which is incorporated herein by reference.
              During the past five years, neither the Company nor, to the best knowledge of the Company, any of its executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.
              -------------------------------------------------
              In July 1994, the Issuer and the Company entered into a research collaboration, whereby the Company agreed to make an initial equity investment of $12,500,000 in the Issuer's Series B Preferred Stock. The Company made an additional equity investment of $5,000,000 in the Issuer's Series B Preferred Stock in September 1995 upon the Issuer achieving a research milestone. Both equity investments came out of the working capital of the Company.



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CUSIP No. 127639102                                                Page 4 of 10

              On July 17, 1996, the Issuer completed an initial public offering of its Common Stock with a per share offering price of $7.00. The Company made an additional equity investment of $2,500,000, acquiring 355,000 shares of Common Stock. The purchase price for this investment came out of the working capital of the Company.

Item 4.       Purpose of Transaction.
              ----------------------
              The Company has acquired the Common Stock of the Issuer for the purpose of making an investment in the Issuer and not with the view to, or for resale in connection with, any distribution thereof. The Company has no present intention of selling, granting any participation in, or otherwise distributing the Common Stock. The Company does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer, or grant participations to such person or to any third person, with respect to any of the Common Stock.

Item 5.       Interest in Securities of the Issuer.
              ------------------------------------
              To the best knowledge of the Company, the Company is the beneficial owner of 2,061,673 shares of Common Stock of the Issuer or approximately 17.1% of the Common Stock of the Issuer currently outstanding. The Company has the sole power to vote and dispose of all the shares of the Common Stock of the Issuer which it owns.
              Except as set forth in this Item 5 and on Schedule B attached hereto which is incorporated herein by reference, neither the Company nor, to the best knowledge of the Company, any of its officers or directors owns any shares of Common Stock.
              Except as set forth in this Item 3 and on Schedule B attached hereto which is incorporated herein by reference, neither the Company nor, to the best knowledge of the Company, any of its executive officers or directors has effected any transaction in shares of Common Stock during the past sixty
(60) days.

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CUSIP No. 127639102                                                Page 5 of 10

Item  6.  Contracts, Arrangements, Understanding or Relationships With Respect
          --------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------
          The Preferred Stock Purchase Agreement, together with First Amendment thereto, filed as an exhibit hereto are incorporated by reference. Except as set forth in the Agreement, neither the Company nor, to the best knowledge of the Company, any of its officers or directors have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock of the Issuer.
Item 7.   Material to be Filed as  Exhibits.
          ---------------------------------
          Preferred Stock Purchase Agreement dated as of July 26, 1994 between Issuer and the Company concerning Series B Preferred Stock, together with The First Amendment thereto dated as of October 31, 1995 (incorporated herein by reference Exhibit No. 10.8# to Registration Statement No. 333-4441 on Form S-1).

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   August 6, 1996                          BRISTOL-MYERS SQUIBB COMPANY
         --------------



                                        By:/s/   Alice C. Brennan
                                                 ----------------
                                                 Alice C. Brennan
                                                 Vice President and Secretary


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CUSIP No. 127639102                                                Page 6 of 10
                                   SCHEDULE A
                                   ----------

                  The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of the Company. Each of the directors and executive officers of the Company is a citizen of the United States. Each of the Company's executive officer's business address is 345 Park Avenue, New York, New York 10154, unless otherwise indicated.

Name and Business Address              Present Principal Occupation
- -------------------------              ----------------------------

Directors of Bristol-Myers Squibb Company
- -----------------------------------------

Charles A. Heimbold, Jr.               Chairman of the Board and
Bristol-Myers Squibb Company           Chief Executive Officer
345 Park Avenue
New York, New York 10154

Robert E. Allen                        Chairman and Chief Executive Officer
AT&T Company                           AT&T Company
295 North Maple Avenue
Basking Ridge, New Jersey 07920

Michael E. Autera                      Executive Vice President
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154

Ellen V. Futter                        President
The American Museum of Natural History The American Museum of Natural History Central Park West at 79th Street
New York, New York 10024

Louis V. Gerstner, Jr.                 Chairman of the Board and Chief Executive
IBM Corporation                        Officer of IBM Corporation
Old Orchard Road
Armonk, New York 10504




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CUSIP No. 127639102                                                Page 7 of 10

Name and Business Address            Present Principal Occupation
- -------------------------            ----------------------------

John D. Macomber                     Principal of JDM Investment Group
JDM Investment Group
2806 N. Street, N.W.
Washington, D.C.  20007

James D. Robinson III                Chairman and Chief Executive Officer of
J.D. Robinson Inc.                   RRE Investors, LLC and President of
126 East 56th Street                 J.D. Robinson Inc.
New York, New York 10022

Andrew C. Sigler                     Chairman and Chief Executive Officer
Champion International Corporation   Champion International Corporation
One Champion Plaza
Stamford, Connecticut 06921

Louis W. Sullivan, M.D.              President of Morehouse School of Medicine
Morehouse School of Medicine
720 Westview Drive, S.W.
Atlanta, Georgia 30310-1495

Kenneth E. Weg                       Executive Vice President and President,
Bristol-Myers Squibb Company         Bristol-Myers Squibb Pharmaceutical Group
345 Park Avenue
New York, New York 10154

Officers of Bristol-Myers Squibb Company
- ----------------------------------------

Charles A. Heimbold, Jr.             Chairman of the Board, Director and Chief
                                     Executive Officer

Michael E. Autera                    Executive Vice President and Director


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CUSIP No. 127639102                                                Page 8 of 10

Name and Business Address          Present Principal Occupation
- -------------------------          ----------------------------


Harrison M. Bains, Jr.             Treasurer and Vice President, Corporate
                                   Staff

Alice C. Brennan                   Secretary and Vice President,
                                   Corporate Staff

George P. Kooluris                 Senior Vice President, Corporate
                                   Development, Corporate Staff

John L. McGoldrick                 General Counsel and Senior Vice President,
                                   Corporate Staff

Michael F. Mee                     Chief Financial Officer and Senior Vice
                                   President, Corporate Staff

Leon E. Rosenberg, M.D.            President, Bristol-Myers Squibb
                                   Pharmaceutical Research Institute

Frederick S. Schiff                Controller and Vice President, Corporate
                                   Staff

Charles G. Tharp, Ph.D.            Senior Vice President, Human Resources,
                                   Corporate Staff

Kenneth E. Weg                     Executive Vice President and Director,
                                   President, Bristol-Myers Squibb
                                   Pharmaceutical Group



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CUSIP No. 127639102                                                Page 9 of 10

                                   SCHEDULE B
                                   ----------

                          Shares of Common Stock Owned
                          ----------------------------

                                      None.



                     Transactions in Shares of Common Stock
                             during the Last 60 Days
                     --------------------------------------

                                      None.




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CUSIP No. 127639102                                               Page 10 of 10


                                  EXHIBIT INDEX
                                  -------------

Exhibit
Number    Document
- ------    --------

  1 Preferred Stock Purchase Agreement dated as of July 26, 1994 between Cadus Pharmaceutical Corporation and Bristol-Myers Squibb Company, together with the First Amendment thereto dated as of October 31, 1995 (incorporated herein by reference to Exhibit No. 10.8# to Registration Statement No. 333-4441 on Form S-1).



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